

Mail Stop 3233

August 8, 2018

Via E-mail
Jeffrey E. Witherell
Chief Executive Officer
Plymouth Industrial REIT, Inc.
260 Franklin Street, 7th Floor
Boston, Massachusetts 02110

> **Re:** **Plymouth Industrial REIT, Inc.**
> **Registration Statement on Form S-3**
> **Filed July 30, 2018**
> **File No. 333-226438**

Dear Mr. Witherell:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact me at (202) 551-3207 with any questions.

Sincerely,

/s/ Sara von Althann

Sara von Althann
Attorney-Advisor
Office of Real Estate and
Commodities

cc: Kenneth L. Betts
        Winston & Strawn LLP